

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

<u>Via E-mail</u>
Mr. Chenglin Wang
 Chief Financial Officer
Xinde Technology Company
Number 363, Sheng Li West Street
Weifang, Shandong Province
The People's Republic of China

  Re: Xinde Technology Company
     Form 10-K for the Fiscal Year Ended June 30, 2011
     Filed September 28, 2011
     File No. 1-34909

Dear Mr. Wang:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ David R. Humphrey

       David R. Humphrey
       Accounting Branch Chief